ZEISS CARL ZEISS MEDITEC

[redacted]

08004754

RECEIVED
2008 SEP -9 A 8:33

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105

Fax: +49 36 41/ 220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

Division/Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-08-28

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	**Date of release**
Press release	2008-08-14
9 month report 2007/2008	2008-08-14

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

PROCESSED
SEP 10 2008
THOMSON REUTERS

9 Month Report 2007/2008

The basis for our
growth is innovation.

Q3

ZEISS CARL ZEISS MEDITEC

9 Months 2007/2008 at a glance

Group Highlights

- Revenue growth of around 7 % in the first nine months 2007/2008
- "Europe" and "Asia/Pacific" regions continue to be growth drivers
- Significant increase in consolidated revenue in SBU "Surgical Ophthalmology"

Business development

(Unless specified otherwise, figures in € '000)

Revenue and net income

■ 9 Months 2007/2008 ■ 9 Months 2006/2007

Consolidated revenue (Gross margin)


+6.9 %
446,565 (50.2 %)
417,582 (51.9 %)

EBIT (EBIT margin)


+3.1 %
50,268 (11.3 %)
48,747 (11.7 %)

Consolidated net income after minority interest (Return on sales after minority interest)


+17.3 %
36,384 (8.1 %)
31,028 (7.4 %)

Key ratios in the balance sheet

■ 30 June 2008 ■ 30 September 2007

Equity ratio


-0.4 %-pts
68.7 %
69.1 %

Net working capital


+21.6 %
106,412
87,542

■ 9 Months 2007/2008 ■ 9 Months 2006/2007

Return on assets


+1.0 %-pts
7.0 %
6.0 %

Content

Dear Shareholders, Ladies and Gentlemen,

Thanks to its innovative strength, a strong international sales organisation and the accustomed excellence of its products and services, Carl Zeiss Meditec is already in a good starting position in the attractive market for medical technology. Carl Zeiss Meditec's Management Board nevertheless believes that the Company has barely scratched the surface of the massive growth potential on offer.

We are convinced that we will be able to levy this potential faster and more sustainably with the help of our new management structure. Particularly in these challenging times, I consider it one of my most important duties as CEO and president to focus Carl Zeiss Meditec on these new challenges and enable it to be an innovator in shaping the future of medical technology.

The figures for the first nine months of 2007/2008 provide a sound basis for further growth: Thanks to the strong demand for our products, Carl Zeiss Meditec's development in the first nine months was stable, despite the uncertainties in the overall economic environment. Particularly the "Europe, Middle East and Africa" and "Asia/Pacific" regions continued to be important growth drivers for Carl Zeiss Meditec.

Carl Zeiss Meditec thus generated consolidated revenue of € 446.6 million in the first nine months, which corresponds to an increase of 6.9 % compared with the equivalent period last year (€ 417.6 million).

If compared on a similar basis to the previous year, i.e., adjusted for all acquisitions and assuming a constant exchange rate, like-for-like revenue growth amounts to 5.3 %. Although the US market continues to be reserved and the key currencies US dollars and Japanese yen have depreciated further against the euro, we, in turn were able to boost our consolidated revenue. The EBIT result in the first nine months is particularly attributable to the good development of business in the two preceding quarters. Earnings before interest and taxes thus increased by 3.1 % from € 48.7 million in the previous year to € 50.3 million. This corresponds to an EBIT margin of 11.3 % (previous year: 11.7 %). Consolidated net income after minority interest improved significantly year-on-year, increasing more than consolidated revenue. It rose by 17.3 % in the first nine months of 2007/2008 from € 31.0 million to € 36.4 million.

President and Chief Executive Officer of Carl Zeiss Meditec AG



Dr. Michael Kaschke

Despite the fact that the exchange rate, in particular between the euro and the US dollar, has continued to deteriorate in favour of the euro, we are adhering to our forecast for the year as a whole as submitted in the first quarter of 2007/2008. Accordingly, we are projecting consolidated revenue of between € 600 million and € 620 million and are expecting an EBIT return of between 11 and 12 %. The persistent volatility of the American market and the future performance of the euro against the US dollar and of the euro against the Japanese yen do, however, constitute risk factors which are outside our sphere of influence.

Our objective going forward continues to be to focus on our customers and innovation in order to further increase, in the medium term, the profitability we have achieved over the past few years, and, at the same time, to sustainably increase our revenue.

Our strategic orientation shall remain the same – the precise route that our growth will take shall be flexible, depending on how the market is developing at the time.

An exciting task to which I look forward with great fervour – just as I am looking forward to discussions with you.

Jena, August 2008

Yours sincerely,

Dr. Michael Kaschke
President and Chief Executive Officer

Management report to the consolidated interim financial statements

Business development

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries.

In the first nine months of 2007/2008 Carl Zeiss Meditec generated consolidated **revenue** of € 446.6 million, corresponding to an increase of 6.9 % year-on-year (previous year: € 417.6 million). If compared on a similar basis to the previous year, i.e., adjusted for all acquisitions and assuming a constant exchange rate, like-for-like **revenue growth** amounts to 5.3 %. The development of consolidated revenue in the reporting period was influenced by exchange rate fluctuation, and in particular by the increasing strength of the euro against the key currencies US dollars and Japanese yen. In particular our new products were met with lively customer interest. With double-digit consolidated revenue growth rates, the regions "Europe, Middle East and Africa" and "Asia/Pacific" proved to be important growth drivers and have compensated as far as possible for the current restraint in the development of revenue in the US market. The situation in the "Americas" region has improved slightly, but remains strained nevertheless.

The positive overall development of the operating result continued in the first nine months of 2007/2008. However, planned investments and the persistent volatility of the US market continued to hamper earnings.

EBITDA totalled € 59.6 million in the first nine months of 2007/2008. Compared with the previous year (€ 57.7 million), this corresponds to an increase of 3.1 %. The **EBITDA margin** was 13.3 % compared with 13.8 % the previous year. **EBIT** rose from € 48.7 million to € 50.3 million year-on-year. This corresponds to an increase of 3.1 %. The **EBIT margin** decreased slightly to 11.3 % (previous year: 11.7 %). **Consolidated net income after minority interest** improved significantly year-on-year, increasing more than consolidated revenue. It increased by 17.3 % in the first nine months of 2007/2008 from € 31.0 million to € 36.4 million. In spite of the higher average number of shares outstanding, earnings per share after minority interest increased in the first nine months of 2007/2008 to € 0.45 (previous year: € 0.41).

2. Structure of the financial statements

There have been some changes in terms of the Group's reporting entity and the structure of the financial statements in the first nine months of financial year 2007/2008.

With effect from 1 October 2007 the Group acquired 100 % of the shares in Acri.Tec AG[1], which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and supplementary products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery. (For further details please refer to section "Changes in the reporting entity" in the accompanying notes to the consolidated interim financial statements in this report).

For reasons of simplicity, the date of first-time consolidation of Carl Zeiss Surgical (consisting of Carl Zeiss Surgical GmbH, Oberkochen, Germany, Carl Zeiss Medical Software GmbH, Munich, Germany, and Carl Zeiss Surgical Inc., Dublin, USA[2], collectively referred to as "Carl Zeiss Surgical") was set at 1 November 2006. Accordingly, this transaction is recognised in the year-ago period from 1 November.

The internal management structure has been adjusted to the broader structure of Carl Zeiss Meditec in the market. To this end, three strategic

[1] Operating as Acri.Tec GmbH since 16 April 2008
[2] Merged with Carl Zeiss Meditec Inc. with effect from 1 July 2007

business units or "SBUs" were created. Sales of laser and diagnostic systems are allocated to the "Ophthalmic Systems" strategic business unit. The "Surgical Ophthalmoloy" SBU bundles activities in the area of ophthalmic implants (intraocular lenses or IOL) and consumables. Carl Zeiss Surgical's products are included in the "Neuro/ENT Surgery" strategic business unit. Surgical visualisation solutions for ophthalmology and activities in the area of intraoperative radiation therapy are also allocated to this SBU. Furthermore, the revenue previously disclosed in the "Service" division has now been allocated to the appropriate strategic business units. All adjustments have also been made for the corresponding period of the previous year.

3. Development of revenue

a) Consolidated revenue by strategic business unit

The "Ophthalmic Systems" strategic business unit accounted for almost half (45.9%) of Carl Zeiss Meditec's consolidated revenue in the first nine months of financial year 2007/2008 (previous year: 50.8%). The "Surgical Ophthalmology" SBU's share of consolidated revenue reached 13.1% (previous year: 9.4%). The "Neuro/ENT Surgery" SBU generated a share of 41.0% (previous year: 39.8%) of consolidated revenue.

Figure 1: Share of strategic business units in consolidated revenue in the first nine months of financial year 2007/2008



Ophthalmic Systems 45.9%
Neuro/ENT 41.0%
Surgical Ophthalmology 13.1%

Figure 2: Consolidated revenue by strategic business unit (in € '000)



9 Months 2007/2008
9 Months 2006/2007
Surgical Ophthalmology
58,449
39,119
+49.4%
Ophthalmic Systems
205,141
212,430
-3.4%
Neuro/ENT
182,975
166,033
+10.2%
Consolidated revenue
446,565
417,582

Consolidated revenue in the "Ophthalmic Systems" SBU decreased by 3.4 % compared with the previous year (€ 212.4 million) to € 205.1 million. This is mainly attributable to currency effects in the reporting period, notably the growing strength of the euro against the lead currencies US dollars and Japanese yen. Development was also significantly influenced by the difficult general economic conditions that persist in the United States. Key sales drivers in this SBU were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Stratus OCT™, Humphrey® Field Analyzer, and the VISUCAM family of fundus cameras.

In its "Surgical Ophthalmology" SBU Carl Zeiss Meditec generated consolidated revenue of € 58.4 million (previous year: € 39.1 million). In addition to the encouraging performance of the new products XL Stabi ZO® and Invent ZO®, the revenue increase of 49.4 % is attributable, among other things, to the first-time consolidation of Acri.Tec GmbH, in which Carl Zeiss Meditec acquired 100 % of the shares with effect from 1 October 2007.

In the first nine months of financial year 2007/2008 the Group generated revenue of € 183.0 million (previous year: € 166.0 million) in its "Neuro/ENT Surgery" SBU. In addition to innovative products, the encouraging development of revenue in this SBU is also attributable to the first-time consolidation of Carl Zeiss Surgical in financial year 2006/2007, which is included for an additional month in the present interim financial statements compared with the year-ago period. The key sales drivers in this area were the OPMI® Pentero® and OPMI® Vario surgical microscopes used in neuro and spinal surgery, and the OPMI Lumera® surgical microscope, used in ophthalmic surgery.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)



■ 9 Months 2007/2008
□ 9 Months 2006/2007
Surgical Ophthalmology
58,449
39,119
+49.4 %
Ophthalmic Systems
218,062
212,430
+2.7 %
Neuro/ENT
191,455
166,033
+15.3 %
Consolidated revenue
467,966
417,582

b) Consolidated revenue by region

In the first nine months of financial year 2007/2008 the "Europe, Middle East and Africa" (EMEA) region was the strongest contributor to sales. Compared with the previous year (€ 127.9 million), consolidated revenue in the EMEA region rose by 24.5 % to € 159.3 million. In addition to the first-time consolidation of Acri.Tec GmbH, Carl Zeiss Meditec achieved significant revenue in this region with the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, the VISUCAM family of fundus cameras and the Excimer Laser MEL 80™, as well as the OPMI® Pentero®, OPMI® Vario and OPMI Lumera® surgical microscopes. The proportion of consolidated revenue generated by this region increased from 30.6 % to 35.7 % year-on-year.

In the first nine months of financial year 2007/2008 consolidated revenue in the "Americas" region, focussing on the USA, decreased by 17.1 % year-on-year to € 146.3 million (previous year: € 176.5 million), which is to a large extent attributable to the fluctuation of the exchange rate between the US dollar and the euro. The present adverse economic conditions in the United States also led to a high level of uncertainty among our customers, mainly in the private practice sector, resulting in a reluctance to invest. The situation improved slightly in the third quarter; adjusted for currency effects, revenue for the same quarter of the previous year almost reached the previous year's level. Primary sales drivers in this region were the diagnostic systems Cirrus™ HD-OCT, Stratus OCT™, IOLMaster®, the Humphrey® Field Analyzer and the OPMI® Pentero® and OPMI® Vario surgical microscopes. The region's share in consolidated revenue declined year-on-year to 32.8 % (previous year: 42.3 %).

Compared with the previous year, consolidated revenue in the "Asia / Pacific" region increased by 19.6 % in the period under review to € 102.4 million (previous year: € 85.7 million). Key sales drivers for Carl Zeiss Meditec in this region were the OPMI® Visu, OPMI® Pentero® and OPMI® Lumera surgical microscopes and the Humphrey® Field Analyzer, Cirrus™ HD-OCT and IOLMaster® diagnostic systems. This region's share in consolidated revenue amounted to 22.9 % in the first nine months, compared with 20.5 % in the previous year.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 38.5 million (previous year: € 27.5 million) in the first nine months of 2007/2008. This increase of 40.2 % is primarily attributable to the first-time inclusion of Acri.Tec GmbH in Carl Zeiss Meditec's reporting entity. The share of consolidated revenue generated by Germany as a regional market increased to 8.6 % (previous year: 6.6 %).

The following chart gives a breakdown of consolidated revenue by region:

Figure 4: Consolidated revenue by region (figures in € '000)


9 Months 2007/2008
9 Months 2006/2007
Asia/Pacific
102,442
85,672
+19.6 %
Americas
146,328
176,539
-17.1 %
EMEA
159,292
127,907
+24.5 %
Germany
38,503
27,464
+40.2 %
Consolidated revenue
446,565
417,582

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (Figures in € '000)



■ 9 Months 2007/2008
□ 9 Months 2006/2007
Asia/Pacific
105,301
85,672
+22.9%
Americas
164,870
176,539
-6.6%
EMEA
159,292
127,907
+24.5%
Germany
38,503
27,464
+40.2%
Consolidated revenue
467,966
417,582

4. Net asset position

a) Statement of net asset position

There were no significant changes to the structure of the consolidated balance sheet dated 30 June 2008 compared with the balance sheet date 30 September 2007.

The figure below provides an overview of the development of key items in the consolidated balance sheet between 30 September 2007 and 30 June 2008. The development of selected balance sheet items on the assets and liabilities side will be discussed later in more detail.

Figure 6: Structure of the consolidated balance sheet (figures in € '000)



Assets
30 June 2008
30 September 2007
Goodwill
110,807
103,733
Noncurrent assets*
100,598
84,900
Cash and cash equivalents
186,673
217,921
Current assets**
291,264
289,756
Consolidated total assets
689,342
696,310
Liabilities
30 June 2008
30 September 2007
Equity
473,515
481,250
Noncurrent liabilities
67,196
62,567
Current liabilities
148,631
152,493
Consolidated total assets
689,342
696.310

* excluding goodwill
** excluding cash and cash equivalents

Assets

Goodwill

As of 30 June 2008 goodwill amounted to € 110.8 million (30 September 2007: € 103.7 million). The increase by 6.8 % is mainly attributable to the acquisition of 100 % of the shares in Acri.Tec GmbH on 1 October 2007. (For further information on this transaction see also the accompanying notes to the consolidated financial statements in this interim report).

Inventories

"Inventories" increased by 16.0 % to € 117.4 million as of 30 June 2008, compared with € 101.2 million as of 30 September 2007. One reason for this growth was the first-time consolidation of Acri.Tec GmbH. The increase in inventories is also attributable to stockpiling at the Group's subsidiaries to ensure the shortest possible delivery times, even during the summer months.

Trade receivables

"Trade receivables" decreased by 7.9 % compared with 30 September 2007 from € 98.2 million to € 90.5 million. This is partly attributable to the development of exchange rates among the lead currencies. The development of this balance sheet item is also illustrated by the development of the key ratio Days of sales outstanding (DSO): this decreased from 71.9 days on 30 September 2007 to 67.0 days, corresponding to an improvement of 6.8 %.

Securities

Carl Zeiss Meditec AG has tendered Wavelight Laser Technologies AG shares to Alcon Inc., Hünenberg, Switzerland, in the course of a public takeover bid. This has resulted in a reduction in the balance sheet item "Securities" to € 0.03 million (30 September 2007: € 5.1 million).

Treasury receivables

Compared with € 59.2 million on 30 September 2007 this balance sheet item fell by 19.1 % to € 47.9 million after Carl Zeiss Meditec repaid the first half of a loan totalling US$ 26.0 million (€ 19.6 million based on the exchange rate on the date of acquisition). This loan had been used to finance the acquisition of US company Laser Diagnostic Technologies (LDT) at the end of 2004.

Cash and cash equivalents

Cash and cash equivalents decreased by 14.3 % from € 217.9 million as of 30 September 2007 to € 186.7 million as of 30 June 2008. This is attributable to the acquisition of Acri.Tec GmbH with effect from 1 October 2007 (cf. Notes to the consolidated financial statements) and to the dividend payment to Carl Zeiss Meditec shareholders for financial year 2006/2007 (€ 35.0 million).

Liabilities and equity

Equity

Equity decreased slightly to € 473.5 million as of 30 June 2008 (30 September 2007: € 481.3 million). This decline is due to the above-mentioned dividend distribution.

Provisions for pensions and similar commitments
As of 30 June 2008 this balance sheet item totalled € 10.6 million (30 September 2007: € 11.3 million). This decline is mainly attributable to the outsourcing of part of the plan assets to a trust association within the scope of a contractual trust agreement ("CTA").

Noncurrent financial liabilities
The increase in this balance sheet item to € 18.5 million as of 30 June 2008 (30 September 2007: € 13.1 million) is primarily due to the incorporation of Acri.Tec GmbH into Carl Zeiss Meditec's reporting entity.

Current provisions
This balance sheet item decreased by 10.8 % from € 34.5 million to € 30.8 million as of 30 June 2008. One reason for this decline was the settlement of tax liabilities by Carl Zeiss Surgical GmbH.

Current portion of noncurrent financial liabilities
As of 30 June 2008 this balance sheet item totalled € 1.0 million (30 September 2007: € 10.1 million). The reason for this decrease was the repayment of the first half of a loan which was used to finance the acquisition of LDT in 2004.

Trade payables
"Trade payables" decreased by 5.2 % compared with 30 September 2007 from € 25.1 million to € 23.8 million as of 30 June 2008.

Other current liabilities
Primarily as a result of fluctuations in the exchange rates among the lead currencies and as a result of smaller advance payments on orders, this balance sheet item amounted to € 20.5 million as of 30 June 2008 (30 September 2007: € 21.4 million).

b) Key ratios relating to net asset position
The following table shows the development of important key ratios relating to the net asset position.

Table 1: Key ratios on net asset position

Key ratio	Definition		30 June 2008	30 September 2007	Change
Equity ratio	Equity / Balance sheet total		68.7 %	69.1 %	-0.4 %-pts
Net debt[3]	Liabilities ./. Cash and cash equivalents ./. Treasury receivables		€ (18,718) thousand	€ (62,028) thousand	-69.8 %
Rate of inventory turnover	Cost of goods sold (annualised) / Ø Inventories		2.7	3.5	-22.9 %
Days of sales outstanding (DSO)	Trade receivables including receivables from related parties / Consolidated revenue (annualised)	x 360 days	67.0 days	71.9 days	-6.8 %

[3] Negative sign indicates credit

5. Financial position

All items in the consolidated cash flow statement, which forms the basis for presenting the Company's financial position, are adjusted for effects of the expansion of the reporting entity. As a result, the consolidated cash flow statement only includes changes to individual items in the income statement and balance sheet which occurred after the respective date of first-time consolidation. In contrast, the consolidated balance sheet is based on the figures as of the balance sheet date 30 June 2008. Consequently, the statements in the analysis of the financial position may differ from the presentation of net asset position based on the consolidated balance sheet.

a) Statement of financial position

Figure 7: Summary of key figures in the consolidated cash flow statement (Figures in € '000)



■ 9 Months 2007/2008
□ 9 Months 2006/2007
Cash flow from operating activities
29,416
25,666
Cash flow from investing activities
-22,534
-9,713
Cash flow from financing activities
-34,362
155,448
Change in cash and cash equivalents
-31,248
169,961

Cash flow from operating activities

Cash flow from operating activities increased by 14.6 % year-on-year from € 25.7 million to € 29.4 million. This growth was driven by the improvement in consolidated net income and the interest received on cash and cash equivalents. Cash flow from operating activities was also reduced by taxes paid and by the stockpiling of inventories in preparation for the market launch of new products VisuMax™, Cirrus HD-OCT™ and OPMI® Lumera.

Cash flow from investing activities

Cash flow from investing activities amounted to € -22.5 million (previous year: € -9.7 million) in the reporting period. This is mainly attributable to the acquisition of Acri.Tec GmbH with effect from 1 October 2007. The purchase price less cash and cash equivalents received totalled € 21.4 million. In this connection, Carl Zeiss Meditec also received the payment from the settlement of a loan which Acri.Tec GmbH had granted to a former shareholder. The sale of the shares in Wavelight Laser Technologies AG also brought Carl Zeiss Meditec additional cash of € 4.9 million. These shares had been offered for sale as part of a voluntary takeover offer.

Cash flow from financing activities

In the period under review cash flow from financing activities amounted to € -34.4 million (previous year: € 155.4 million). One main reason for the development in the first nine months of 2007/2008 was the distribution of a dividend of € 35.0 million to the shareholders of Carl Zeiss Meditec AG for financial year 2006/2007.In addition, the scheduled repayment of the first half of the loan used to finance the takeover of US company Laser Diagnostic Technologies resulted in a negative cash flow. Cash flow from financing activities in the previous year was primarily influenced by the capital increase in October 2006.

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (Figures in € '000)

Key ratio	Definition	30 June 2008	30 September 2007	Change
Cash and cash equivalents	Cash-in-hand and bank balances	186,673	217,921	-14.3%
Net cash and cash equivalents (Net cash)	Cash-in-hand and bank balances + Treasury receivables ./. Treasury payables ./. Interest-bearing liabilities	185,255	223,745	-17.2%
Net working capital	Current assets ./. Cash and cash equivalents ./. Treasury receivables ./. Current liabilities excl. treasury payables	106,412	87,542	+21.6%
Working capital	Current assets ./. Current liabilities	329,306	355,184	-7.3%

Table 3: Key ratios relating to financial position

Key ratio	Definition	9 Months 2007/2008	9 Months 2006/2007	Change
Cash flow per share	Cash flow from operating activities ÷ Weighted average number of shares outstanding	€ 0.36	€ 0.34	+5.9%
Capex ratio	Cash flow from investments in property, plant and equipment ÷ Consolidated revenue	1.4%	1.1%	+0.3%-pts

6. Earnings

a) Statement of earnings position

Table 4: Summary of key ratios in the consolidated income statement (Figures in € '000)

	9 Months 2007/2008	9 Months 2006/2007	Change
Revenue	446,565	417,582	+6.9%
Gross margin	*50.2%*	*51.9%*	*-1.7-%-pts*
EBITDA	59,563	57,746	+3.1%
EBITDA margin	*13.3%*	*13.8%*	*-0.5%-pts*
EBIT	50,268	48,747	+3.1%
EBIT margin	*11.3%*	*11.7%*	*- 0.4%-pts*
Earnings before income taxes	56,498	52,056	+8.5%
Tax rate	*31.3%*	*38.2%*	*-6.9%-pts*
Consolidated net income after minority interest	36,384	31,028	+17.3%
Earnings per share after minority interest	€ 0.45	€ 0.41	+9.8%

Revenue

In the first nine months of 2007/2008, Carl Zeiss Meditec's consolidated revenue grew by 6.9% from € 417.6 million to € 446.6 million.

Gross profit

Gross profit amounted to € 224.0 million in the first nine months of 2007/2008 (previous year: € 216.5 million). This corresponds to an increase of 3.4%. The gross margin declined year-on-year from 51.9% to 50.2%. This is mainly attributable to the development of the euro exchange rate and a one-off effect of around € 1.0 million in connection with the Purchase Price Allocation of the Acri.Tec acquisition.

Functional costs

Compared with the first nine months of the previous year functional costs increased in absolute terms from € 167.4 million to € 176.1 million. This absolute increase of 5.2% year-on-year is mainly attributable to the inclusion of Acri.Tec and the consolidation of Carl Zeiss Surgical, which was this time included for nine months, compared with eight months in the year-ago period.

- Selling and marketing expenses: Compared with the previous year selling and marketing expenses increased from € 98.2 million to € 105.7 million in the first nine months of the current financial year. In connection with the inclusion of Acri.Tec marketing activities in the area of intraocular lenses were geared even more specifically to customer needs. Selling and marketing expenses as a proportion of consolidated revenue increased by 0.2 percentage points to 23.7% (previous year 23.5%).
- General and administrative expenses: Compared with the previous year, expenses in this area decreased by € 1.5 million to € 23.5 million (previous year: € 25.0 million). This corresponds to 5.3% of consolidated revenue (previous year: 6.0%). In a year-on-year comparison it should be noted that the figure for the corresponding period in the previous year included one-off

expenses incurred in connection with the legal dispute with Notal Vision.

- **Research and development expenses:** Research and development expenses in the reporting period accounted for 10.5 % of consolidated revenue, remaining almost unchanged from the previous year (10.6 %). Absolute expenses increased slightly year-on-year to € 46.9 million (previous year: € 44.3 million).

Development of earnings

The positive overall development of the operating result continued in the first nine months of 2007/2008. However, planned investments in the market launch of new products, as well as the continued volatility of the US market, prevented an even better result from being achieved in the first nine months of 2007/2008. In addition, the acquisition of Acri.Tec and the related purchase price allocation resulted in increased write-offs. **EBITDA** totalled € 59.6 million in the first nine months of 2007/2008, corresponding to an increase of 3.1 % year-on-year (previous year € 57.7 million). The **EBITDA margin** was 13.3 %, compared with 13.8 % in the previous year. **EBIT** rose from € 48.7 million to € 50.3 million, compared with the previous year. This corresponds to an increase of 3.1 %. The **EBIT margin** decreased slightly to 11.3 % (previous year: 11.7 %). In the first nine months **interest income/expenses (net)** amounted to € 3.5 million (previous year: € 2.4 million). **Other financial results** (€ 2.8 million) mainly consisted of the proceeds from the sale of the 5 % interest in Wavelight Laser Technologies AG as part of a takeover offer. The **tax rate** in the first nine months of 2007/2008 was 31.3 % and was thus lower than in the previous year (38,2 %). **Minority interest** increased year-on-year from € 1.2 million to € 2.4 million. This significant increase compared with the previous year is above all attributable to the encouraging performance of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. in the last two quarters. **Consolidated net income after minority interest** improved substantially year-on-year, increasing to a greater extent than consolidated revenue. It increased by 17.3 % in the first nine months of 2007/2008 from € 31.0 million to € 36.4 million. In spite of the higher average number of shares outstanding, **earnings per share after minority interest** increased in the first nine months of 2007/2008 to € 0.45 (previous year: € 0.41).

b) Key ratios relating to earnings position

Figure 8: Development of key ratios relating to earnings position


9 Months 2007/2008
9 Months 2006/2007
Return on sales*
8.1 %
7.4 %
Return on equity**
10.2 %
8.9 %
Return on assets***
7.0 %
6.0 %
Return on capital employed****
19.5 %
23.2 %

* Consolidated net income after minority interest/consolidated revenue
** Consolidated net income after minority interest (annualised)/equity
*** RoA, consolidated net income after minority interest (annualised)/total assets
**** ROCE, EBIT/average capital employed

7. Research & development

Carl Zeiss Meditec invested a total of € 46.9 million (previous year: € 44.3 million) in research and development in the first nine months of financial year 2007/2008.

As of 30 June 2008, there were 338 research and development employees Group-wide (previous year: 305). This corresponds to 15.9 % (previous year: 15.9 %) of the total workforce of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec focuses mainly on:

- Examining new technological concepts in terms of their clinical relevance and effectiveness
- The continuous development of the existing product portfolio
- The development of new products and product platforms based on available basic technologies and
- Networking systems and devices.

Table 5: Main research and development activities in the first nine months of 2007/2008

Focal point	Activities
Continuous development existing product portfolio	• Pre-development activities to establish new technologies for the next generation of the IOLMaster® • Projects to expand the successful VISUCAM™ platform with the expansion of connected camera systems • Further development of microsurgical visualisation systems – Further development of surgical microscope hardware – Further integration of surgical microscopes into the hospital workflow • Further development of femtosecond laser technology and extension of scope
Development of new products and combination of diagnosis and treatment	• Development of a laser system to treat various retinal diseases • Extension of the ophthalmic surgery product range with innovative IOL designs to improve sight • Expansion of the offering of implantation systems for minimally invasive cataract surgery and pre-loaded injection systems • Development of network and connectivity solutions for diagnostic and therapeutic devices as well as therapeutic planning in opthalmic disease management. • Optimisation of treatment efficiency with software solutions – Further development of software platform for video, imaging and treatment data in operating theatres
Basic research	• Ongoing investigation and evaluation of new technologies for application in medical technology • Activities to develop new applications for molecular imaging • Cooperation with external research partners, e.g. universities and institutes

8. Events of particular significance

With effect from 9 November 2007 all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight Laser Technologies AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15.00 per no-par value share of Alcon Inc., Hünenberg, Switzerland.

9. Events after the balance sheet date

Pursuant to a resolution by the Supervisory Board on 21 July 2008, Dr. Michael Kaschke assumed the

office of President and CEO of Carl Zeiss Meditec AG, effective 22 July 2008. Ulrich Krauss, Bernd Hirsch and Dr. Ludwin Monz remain the other Management Board members. By mutual consent, James L. Taylor shall leave the Company's Management Board for personal reasons, effective immediately.

Dr. Markus Guthoff assumed the position of Chairman of the Supervisory Board with effect from 22 July 2008.

10. Orders on hand

As of 30 June 2008, the Carl Zeiss Meditec Group's orders on hand totalled € 56.7 million (previous year: € 64.9 million).

Figure 9: Orders on hand by subsidiary as of 30 June 2008


Carl Zeiss Meditec AG, Jena, Germany 13.7%
Carl Zeiss Meditec Vertriebsgesellschaft GmbH, Jena, Germany 8.7%
Carl Zeiss Meditec Iberia S.A., Madrid, Spain 4.8%
Carl Zeiss Surgical GmbH, Oberkochen, Germany 12.6%
Carl Zeiss Meditec France S.A.S., Le Pecq, France 13.0%
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan 5.2%
Carl Zeiss Meditec Inc., Dublin, USA 42.0%

11. Employees

As of 30 June 2008 the Carl Zeiss Meditec Group employed a worldwide workforce of 2,124 (previous year: 1,917). The year-on-year increase in the number of employees is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec due to the acquisition of Acri.Tec GmbH.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 30 June 2008


Production 31.4%
Management Board, commercial sector and administration 7.9%
Research and development 15.9%
Service 18.0%
Sales and marketing 26.8%

12. Outlook

In an, at times, difficult economic environment, we strengthened the foundations for the Company's future economic success in the period under review. Thanks to the advantages afforded us by our global presence and our well-balanced product portfolio, our customers have shown confidence in our products, even during difficult times.

Our plan is to continue to grow in the medium to long term based on three focal points:

- By networking existing and new technologies we aim to create new diagnostic and treatment solutions and to thus expand our existing product range;
- We shall use our good market position in existing markets to advance into selected, adjacent market segments and treatment areas that offer promising growth opportunities;
- We also aim to reinforce our presence in emerging markets and optimise our value chain.

Despite the fact that the exchange rate, in particular between the euro and the US dollar, has continued to deteriorate in favour of the euro, we are adhering to our forecast for the year as a whole as submitted in the first quarter of 2007/2008. Accordingly, we are projecting consolidated revenue of between € 600 million and € 620 million and are expecting an EBIT return of between 11 and 12 %.

The continuing volatility on the American market and the future development of the exchange rate between the euro and the US dollar and between the euro and the Japanese yen do, however, constitute risk factors which are outside our sphere of influence.

In future, we shall focus on accelerated growth. Together with our customers and partners our aim is to seize opportunities in this highly competitive market and to increase our lead in the medical technology segments we operate in.

Our objective going forward continues to be to focus on our customers and innovation in order to further increase, in the medium term, the profitability we have achieved over the past few years, and, at the same time, to sustainably increase our revenue.

Directors' Holdings and Directors' Dealings

1. Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (1 August 2008)
Management Board		
Dr. Michael Kaschke	Shares	9,000
Ulrich Krauss	Shares	1,650
Bernd Hirsch	Shares	6,500
Dr. Ludwin Monz	Shares	1,000
Supervisory Board		
Dr. Markus Guthoff	Shares	1,900
Dr. Wolfgang Reim	Shares	10,000
Dr. Dieter Kurz	Shares	–
Wilhelm Burmeister	Shares	1,267
Franz-Jörg Stündel	Shares	787
Company		
Carl Zeiss Meditec AG	Shares	–

2. Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first nine months of 2007/2008

In the first nine months of 2007/2008 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG).*

On 9 January 2008 Supervisory Board Member Dr Wolfgang Reim purchased 10,000 shares with a total value of € 107,200. On 8 February 2008 Management Board Member Bernd Hirsch purchased 1,500 shares. The total value of this transaction was € 14,805. On 12 February 2008 Management Board Member Ulrich Krauss purchased 400 shares with a total value of € 3,736. On 14 February 2008 Management Board Member Dr Ludwin Monz purchased 1,000 shares. The total value of this transaction was € 9,650. On 28 February 2008 Company President and CEO, Dr Michael Kaschke, who was then still Chairman of the Supervisory Board, purchased 2,500 shares with a total value of € 24,251.71.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's Web site at **www.meditec.zeiss.com/ir** | Corporate Governance | Directors' Dealings in accordance with the prevailing legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin).*

Shareholder structure

Figure 11: Shareholder structure of Carl Zeiss Meditec AG (as of 30 June 2008)

Carl Zeiss AG	**65.0%**
Management Board and Supervisory Board of Carl Zeiss Meditec AG	**< 0.1%**
Carl Zeiss Meditec AG	**0.0%**
Free float, thereof: about 70% institutional investors[4] about 30% private investors	**35.0%**
Share capital (€ 81,309,610, consisting of 81,309,610 no-par value shares)	**100.0%**



[4] Source: Lion Shares and own research

On 9 October 2007, Threadneedle Asset Management Limited, London, UK, announced in its own name and in the name of its holding companies Threadneedle Asset Management Holdings Limited, London, UK, and Ameriprise Financial Inc., Minneapolis, USA, that its proportion of voting rights in Carl Zeiss Meditec AG had on 5 October 2007 fallen below the 3% threshold and that its share on that date stood at 2.93% (equivalent to 2,383,174 voting rights).

Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts, USA, advised us on 17 December 2007 that, on 13 December 2007, its share of voting rights in Carl Zeiss Meditec AG had fallen below the threshold of 3%. The percentage of voting rights amounted to 2.84% (corresponding to 2,307,537 voting rights) on this date.

Consolidated income statement (IFRS) for the period from 1 October 2007 to 30 June 2008

(in € '000)		3rd quarter 2007/2008 01 April 2008 – 30 June 2008		3rd quarter 2006/2007 01 April 2007 – 30 June 2007		Financial year 2007/2008 01 October 2007 – 30 June 2008		Financial year 2006/2007 01 October 2006 – 30 June 2007
Revenue		**147,146**		**135,507**		**446,565**		**417,582**
Cost of goods sold		(72,452)		(63,847)		(222,599)		(201,043)
Gross profit		**74,694**		**71,660**		**223,966**		**216,539**
Selling and marketing expenses		(35,861)		(33,912)		(105,672)		(98,180)
General and administrative expenses		(7,459)		(7,287)		(23,497)		(24,951)
Research and development expenses		(15,460)		(14,597)		(46,934)		(44,270)
Other income		309		3		1,208		339
Other expense		(119)		(118)		(783)		(237)
Foreign currency gains/(losses), net		586		5		1,980		(493)
Earnings before interest, income taxes, depreciation and amortisation	*19,774*		*18,761*		*59,563*		*57,746*	
Depreciation and amortisation	*(3,084)*		*(3,007)*		*(9,295)*		*(8,999)*	
Earnings before interests and income taxes		**16,690**		**15,754**		**50,268**		**48,747**
Interest income		2,346		2,460		7,483		6,680
Interest expense		(1,313)		(1,311)		(4,019)		(4,282)
Other financial result		389		296		2,766		911
Earnings before income taxes		**18,112**		**17,199**		**56,498**		**52,056**
Income tax expense		(5,632)		(5,892)		(17,701)		(19,874)
Net income		**12,480**		**11,307**		**38,797**		**32,182**
Attributable to:								
Shareholders of the parent company		11,901		11,318		36,384		31,028
Minority interest		579		(11)		2,413		1,154
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted		**0.15**		**0.14**		**0.45**		**0.41**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated balance sheet (IFRS) as of 30 June 2008

(in € '000)	30 June 2008	30 September 2007
ASSETS		
Goodwill	110,807	103,733
Intangible assets	32,150	21,942
Property, plant and equipment	35,613	31,523
Investments	368	362
Deferred tax assets	28,684	28,688
Noncurrent trade receivables	2,895	1,587
Other noncurrent assets	888	798
Total noncurrent assets	**211,405**	**188,633**
Inventories	117,398	101,165
Trade receivables	87,611	96,638
Accounts receivable from related parties	20,315	15,505
Treasury receivables	47,872	59,167
Tax refund claims	5,932	3,105
Other current assets	12,105	9,108
Securities	31	5,068
Cash and cash equivalents	186,673	217,921
Total current assets	**477,937**	**507,677**
Total assets	**689,342**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

(in € '000)	30 June 2008	30 September 2007
LIABILITIES AND EQUITY		
Share capital	81,310	81,310
Capital reserve	313,863	313,863
Retained earnings	97,825	96,404
Gains and losses recognised directly in equity	(31,326)	(19,971)
Equity before minority interest	461,672	471,606
Minority interest	11,843	9,644
Total equity	**473,515**	**481,250**
Provisions for pensions and similar commitments	10,598	11,267
Other noncurrent provisions	3,602	4,023
Noncurrent financial liabilities	18,455	13,132
Noncurrent leasing liabilities	17,198	19,645
Other noncurrent liabilities	3,124	3,238
Deferred tax liabilities	14,219	11,262
Total noncurrent liabilities	**67,196**	**62,567**
Current provisions	30,807	34,531
Current accrued liabilities	45,667	33,772
Current financial liabilities	445	617
Current portion of noncurrent financial liabilities	1,037	10,108
Current portion of noncurrent leasing liabilities	949	1,012
Trade payables	23,817	25,127
Current income tax liabilities	4,150	4,671
Accounts payable to related parties	9,653	11,850
Treasury payables	11,651	9,446
Other current liabilities	20,455	21,359
Total current liabilities	**148,631**	**152,493**
Total liabilities and equity	**689,342**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated cash flow statement (IFRS) for the period from 1 October 2007 to 30 June 2008

(in € '000)	Financial year 2007/2008 01 October 2007 – 30 June 2008	Financial year 2006/2007 01 October 2006 – 30 June 2007
Cash flows from operating activities:		
Net income	**38,797**	**32,182**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	17,701	19,874
Interest income/expenses/other financial result GJ 06/07	(3,464)	(2,398)
Depreciation and amortisation	9,295	8,999
Gains/losses on disposal of fixed assets	(342)	385
Interest and dividends received	6,053	6,684
Interest paid	(2,878)	(3,116)
Income tax reimbursement	1,566	497
Income taxes paid	(27,101)	(23,560)
Changes in working capital:		
Trade receivables	1,554	2,507
Inventories	(16,511)	(20,750)
Other assets	(505)	(602)
Trade payables	(4,945)	(2,172)
Provisions and financial liabilities	9,894	2,181
Other liabilities	302	4,955
Total adjustments	(9,381)	(6,516)
Net cash provided by operating activities	**29,416**	**25,666**
Cash flows from investing activities:		
Change of restricted cash	–	4,685
Investment in property, plant and equipment	(6,263)	(4,801)
Investment in intangible assets	(4,335)	(641)
Investment in plan assets pension fund	(2,349)	(845)
Proceeds from sale of property, plant and equipment	762	92
Repayment of loans	14	–
Investment in interests	(5)	–
Sale of securities	4,933	–
Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares	–	649
Acquisition of Carl Zeiss S.A., Spain	–	(3,756)
Acquisition of consolidated companies, net of cash acquired (2007/2008: Acri.Tec GmbH: € 21,404 thsd., 2006/2007: CZM SAS: € 5,096 thsd.)	(21,404)	(5,096)
Cash inflow from repayment of a loan made to a former shareholder (Acri.Tec GmbH)	6,113	–
Net cash used in investing activities	**(22,534)**	**(9,713)**
Cash flows from financing activities:		
Repayments of short-term debt	(1,471)	–
Repayments of noncurrent financial liabilities	(901)	(195)
Repayments from current loans from related parties	–	(1,802)
Repayments from noncurrent loans from related parties	(8,823)	–
Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan	–	5,275
Decrease in treasury receivables	10,484	3,198
Increase/(decrease) in treasury payables	2,017	(6,870)
Change of leasing liabilities	(705)	(723)
Proceeds from capital increase, net	–	167,948
Dividend payments to shareholders of Carl Zeiss Meditec AG	(34,963)	(11,383)
Net cash provided by financing activities	**(34,362)**	**155,448**
Effect of exchange rate fluctuation on cash and cash equivalents	(3,768)	(1,440)
Net increase/(decrease) in cash	**(31,248)**	**169,961**
Cash and cash equivalents, beginning of reporting period	217,921	46,638
Cash and cash equivalents, end of reporting period	**186,673**	**216,599**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

(in € '000)	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Equity before minority interest	Minority interest	Total equity
As of 1 October 2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**223,090**	**10,083**	**233,173**
Net income	–	–	47,757	–	47,757	1,889	49,646
Dividend payments	–	–	(11,383)	–	(11,383)	–	(11,383)
Capital increase against cash consideration	17,286	153,258	–	–	170,544	–	170,544
Fair value measurement of available-for-sale financial assets	–	–	–	1,436	1,436	–	1,436
Foreign currency translation	–	–	–	(9,478)	(9,478)	(713)	(10,191)
Changes in the reporting entity	31,500	18,696	(549)	(7)	49,640	(1,615)	48,025
As of 30 September 2007	**81,310**	**313,863**	**96,404**	**(19,971)**	**471,606**	**9,644**	**481,250**
Net income	–	–	36,384	–	36,384	2,413	38,797
Dividend payments	–	–	(34,963)	–	(34,963)	–	(34,963)
Sale of available-for-sale financial assets	–	–	–	(1,557)	(1,557)	–	(1,557)
Fair value measurement of available-for-sale financial assets	–	–	–	(102)	(102)	–	(102)
Foreign currency translation	–	–	–	(9,696)	(9,696)	(214)	(9,910)
As of 30 June 2007	**81,310**	**313,863**	**97,825**	**(31,326)**	**461,672**	**11,843**	**473,515**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General information

Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2007 in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, as applicable in the EU as of that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 30 June 2008 correspond to those applied for the consolidated financial statements for financial year 2006/2007 with the exceptions described below. A detailed description of these methods was published in the Notes to the consolidated financials statements as of 30 September 2007.

Recent pronouncements on accounting principles

The IASB has issued the following standards and interpretations for which application is not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of schedule.

IFRS 3 (revised 2008) "Business Combinations"

The IASB published a revised IFRS 3 (revised 2008) on 10 January 2008.

This standard is, among other things, the result of the second phase of the project implemented in cooperation with the Financial Accounting Standards Board (FASB) to reform the accounting of business combinations. Pursuant to IFRS 3 (revised 2008), the acquisition method shall continue to be applied for all business combinations. In particular, the scope and accounting of step acquisitions shall be amended and an accounting policy choice introduced: the holdings of the non-controlling interest (NCI) may be measured at fair value or at the NCI's proportionate share of net assets of the acquiree. Depending on which of these two options a company chooses, any goodwill existing within the scope of the acquisition shall either be recognised in full or only the majority owner's percentage of goodwill shall be recognised.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

IAS 27 (revised 2008) "Consolidated and Separate Financial Statements"

The IASB published a revised IAS 27 (revised 2008) on 10 January 2008.

This standard is, among other things, the result of the second phase of the project implemented in cooperation with the Financial Accounting Standards Board (FASB) to reform the accounting of business combinations. The IASB's revised IAS 27 amends the requirements for the accounting of transactions between non-controlling and controlling shareholders of a group of companies and the accounting in the event of the loss of control over a subsidiary. Transactions where a parent company changes its holding in a subsidiary, without losing control over that subsidiary, are in future to be accounted for as equity transactions with no gain or loss being recognised in income. The standard also regulates how to calculate a gain or loss on deconsolidation and how to measure any residual holding in the former subsidiary.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

IFRS 2 "Share-based Payment"

The IASB published amendments to IFRS 2 on 17 January 2008.

The amendments clarify that vesting conditions are restricted to service conditions and performance conditions. The standard further regulates that the provisions for cancellation during the vesting period apply, irrespective or whether the cancellation was effected by the company or the employee.

Carl Zeiss Meditec does not anticipate any impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

Changes in the reporting entity

Acri.Tec GmbH, Hennigsdorf, Germany

With effect from 1 October 2007 the Group acquired 100 % of the shares in Acri.Tec GmbH, which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and supplementary products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery.

The preliminary fair values of the identified assets and liabilities of Acri.Tec GmbH at the date of acquisition and the corresponding carrying amounts immediately prior to the date of acquisition were as follows:

Table 1 (in € '000)	Acri.Tec GmbH	
	Fair value	Carrying amount
Intangible assets	11,039	319
Property, plant and equipment	4,279	4,279
Other noncurrent assets	111	214
Current assets	15,393	14,222
Noncurrent liabilities	10,204	7,865
Current liabilities	7,129	7,187
Net assets	**13,489**	**3,982**
Goodwill from the acquisition	8,111	
Total acquisition costs	**21,600**	
Cash and cash equivalents received		196
Outflow of cash due to purchase price payment		(21,600)
Net cash outflow		**(21,404)**

The total acquisition costs associated with the acquisition amounted to € 21,600 thousand and comprise the purchase of all shares for a cash payment of € 21,517 thousand and incidental costs directly attributable to the acquisition amounting to € 83 thousand. The company newly acquired at the beginning of the financial year is carried in the consolidated financial statements with revenue of € 18,247 thousand and net income for the year of € 1,476 thousand.

2. Notes to the consolidated income statement

Segment reporting

The segment reporting for the reporting period is as follows:

Table 2 (in € '000)

Revenue	3rd quarter 2007/2008	3rd quarter 2006/2007	9 Months 2007/2008	9 Months 2006/2007
Germany	99,900	89,823	304,560	247,739
USA	60,732	58,928	174,028	184,560
Japan	14,692	9,708	51,525	39,803
Rest of Europe	27,525	25,859	81,380	74,134
Elimination	(55,703)	(48,811)	(164,928)	(128,654)
Consolidated	**147,146**	**135,507**	**446,565**	**417,582**

Table 3 (in € '000)

Earnings before interest and taxes	3rd quarter 2007/2008	3rd quarter 2006/2007	9 Months 2007/2008	9 Months 2006/2007
Germany	11,077	13,200	35,697	34,397
USA	3,436	2,587	9,018	10,668
Japan	2,344	36	8,897	3,931
Rest of Europe	1,826	1,653	3,935	3,944
Elimination	(1,995)	(1,722)	(7,279)	(4,193)
Consolidated	**16,690**	**15,754**	**50,268**	**48,747**

Technical Glossary

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Cirrus™ HD-OCT
High-resolution diagnostic system for the structural examination of cross-sections and three-dimensional reconstructions of the fundus of the eye (e.g. for the early detection of glaucoma or the diagnosis of age-related macular degeneration).

Ear, nose and throat surgery
Abbreviation: "ENT surgery"; Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformations and malfunctions in the entire head and neck area.

Glaucoma
Ophthalmic disease which leads to increasing restriction of the field of vision, often caused by an increase in ocular pressure;

Second most common cause of blindness in industrialised countries.

Humphrey© Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis.

IOL
Abbreviation of "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery.

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors).

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformations of the central nervous system (brain, spinal cord, peripheral nerves).

OPMI Lumera®
Surgical microscope for ophthalmology, which uses Stereo Coaxial Illumination (SCI) to enable surgeons to visualise details of the eye that were previously extremely difficult to identify. (The use of this microscope can also lead to even better treatment results).

OPMI® Pentero®
Unique surgical microscope for neuro- and spinal surgery that accurately displays diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated in a surgical microscope for the first time, enable significantly less invasive treatment for the patient.

Stratus OCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early detection of glaucoma and other ophthalmic diseases).

VisuMax®
Innovative femtosecond laser system used to create incision-like perforations in the cornea. This high-precision incision technique is used in refractive surgery and other corneal surgery procedures.

2. Notes to the consolidated income statement

Segment reporting

The segment reporting for the reporting period is as follows:

Table 2 (in € '000)

Revenue	**3rd quarter 2007/2008**	**3rd quarter 2006/2007**	**9 Months 2007/2008**	**9 Months 2006/2007**
Germany	99,900	89,823	304,560	247,739
USA	60,732	58,928	174,028	184,560
Japan	14,692	9,708	51,525	39,803
Rest of Europe	27,525	25,859	81,380	74,134
Elimination	(55,703)	(48,811)	(164,928)	(128,654)
Consolidated	**147,146**	**135,507**	**446,565**	**417,582**

Table 3 (in € '000)

Earnings before interest and taxes	**3rd quarter 2007/2008**	**3rd quarter 2006/2007**	**9 Months 2007/2008**	**9 Months 2006/2007**
Germany	11,077	13,200	35,697	34,397
USA	3,436	2,587	9,018	10,668
Japan	2,344	36	8,897	3,931
Rest of Europe	1,826	1,653	3,935	3,944
Elimination	(1,995)	(1,722)	(7,279)	(4,193)
Consolidated	**16,690**	**15,754**	**50,268**	**48,747**

Revenues and operating income/losses are allocated according to the location of the subsidiary that generates the revenues or operating income/loss.

Related party disclosures

Revenue amounting to € 92,488 thousand (previous year: € 95,634 thousand) resulted from relations with related parties in the reporting period 2007/2008. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Events of particular significance

Offer for sale of the equity holding in Wavelight Laser Technologies AG, Erlangen

With effect from 9 November 2007, all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15 per no-par value share of Alcon Inc., Hünenberg, Switzerland. This transaction with a total volume of € 4,933 thousand resulted in income of € 1,581 thousand, which is carried under "Other financial result".

4. Events after the end of the interim reporting period

Changes to the Management Board of Carl Zeiss Meditec AG

Pursuant to a resolution by the Supervisory Board on 21 July 2008, Dr. Michael Kaschke assumed the office of President and CEO of Carl Zeiss Meditec AG, effective 22 July 2008. Ulrich Krauss, Bernd Hirsch and Dr. Ludwin Monz remain the other members of the Management Board. By mutual consent, James L. Taylor shall leave the Company's Management Board for personal reasons, effective immediately.

Dr. Markus Guthoff assumed the position of Chairman of the Supervisory Board with effect from 22 July 2008.

IMPORTANT TERMS AND ABBREVIATIONS

Financial Glossary

Capex
Abbreviation of "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i. e., cash flow from investments in property, plant and equipment in the reporting period in relation to consolidated revenue for the same period.

Cash flow from operating activities
Also: operative cash flow

Shows the net change in the company's cash and cash equivalents resulting from operating activities and is thus an indicator of the financial strength arising from this.

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital.

DSO
Abbreviation of "Days of sales outstanding"

Number of days that customers take to pay an invoice

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: consolidated net income divided by the weighted average number of outstanding shares in the reporting period

EBIT
Abbreviation of "Earnings before interest and taxes"

EBITDA
Abbreviation of "Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life.

EMEA
Abbreviation of "Europe, Middle East and Africa"

Term to describe the economic area of Europe, consisting of Western and Eastern Europe, the Middle East and Africa.

IFRS
Abbreviation of "International Financial Reporting Standards", until 2001: "International Accounting Standards" or "IAS"

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

Pursuant to Art. 62 German Stock Exchange Regulations *(Börsenordnung, BörsO)*, companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements according to IFRS or US GAAP.

Working capital
Calculated from the difference between current assets and current liabilities and thus reflects, in purely financial terms, the extent to which current liabilities are covered by current assets.

Working capital is also an indicator of how much capital generated from operating activities is tied up in the company, i. e., it indicates the portion of current assets not tied up to cover current liabilities and that therefore "work" in the procurement, production and selling process.

Technical Glossary

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Cirrus™ HD-OCT
High-resolution diagnostic system for the structural examination of cross-sections and three-dimensional reconstructions of the fundus of the eye (e.g. for the early detection of glaucoma or the diagnosis of age-related macular degeneration).

Ear, nose and throat surgery
Abbreviation: "ENT surgery"; Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformations and malfunctions in the entire head and neck area.

Glaucoma
Ophthalmic disease which leads to increasing restriction of the field of vision, often caused by an increase in ocular pressure;

Second most common cause of blindness in industrialised countries.

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis.

IOL
Abbreviation of "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery.

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors).

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformations of the central nervous system (brain, spinal cord, peripheral nerves).

OPMI Lumera®
Surgical microscope for ophthalmology, which uses Stereo Coaxial Illumination (SCI) to enable surgeons to visualise details of the eye that were previously extremely difficult to identify. (The use of this microscope can also lead to even better treatment results).

OPMI® Pentero®
Unique surgical microscope for neuro- and spinal surgery that accurately displays diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated in a surgical microscope for the first time, enable significantly less invasive treatment for the patient.

Stratus OCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early detection of glaucoma and other ophthalmic diseases).

VisuMax®
Innovative femtosecond laser system used to create incision-like perforations in the cornea. This high-precision incision technique is used in refractive surgery and other corneal surgery procedures.

DATES AND CONTACTS

Financial calendar 2007/2008

Date	Financial year 2007/2008
10 December 2008	Annual Financial Statements 2007/2008
10 December 2008	Analysts' Conference, Frankfurt am Main

Carl Zeiss Meditec AG

Jens Brajer

Phone: +49 (0) 36 41 22 01 05
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler

Phone: +49 (0) 36 41 22 01 06
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
Publicis KommunikationsAgentur GmbH,
Erlangen, www.publicis.de

Translation service by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 9 Month Report 2007/2008 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 (0) 36 41 22 01 15
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir

END